Mail Stop 4561

December 6, 2006

Via U.S. Mail and Fax (720) 283-2451
Mr. Christopher D. Genry
Chief Financial Officer
United Dominion Realty Trust, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

      RE: **United Dominion Realty Trust, Inc.**
             Form 10-K for the fiscal year ended December 31, 2005
             Filed March 7, 2006
             File No. 1-10524

Dear Mr. Genry:

We have reviewed your response letter dated November 28, 2006 and have the following additional comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10. Commitments and Contingencies

Contingencies

Series C Out-Performance Program, page 66

1.   Your response to prior comment 1 indicates that you relied upon paragraphs 10 and 30-35 of SFAS 128 in determining that you were not required to present the Series C Out-Performance Shares as part of your earnings per share calculation. However, the Series C Out-Performance Shares have already been issued and this guidance relates to contingently issuable shares. As such, the guidance that you cited does not preclude the presentation of earnings per share under the Two-Class method. Please clarify the

consideration that you gave to the requirements of paragraphs 60 and 61 of SFAS 128 and EITF 03-06.

*   *   *   *

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 824-5539 or me at (202) 824-5222.

Sincerely,

Daniel L. Gordon
Branch Chief